P.E. 1/20/15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005269

DIVISION OF
CORPORATION FINANCE

March 24, 2015

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 3-24-15

Re: Comcast Corporation
Incoming letter dated January 20, 2015

Dear Mr. Aaronson:

This is in response to your letter dated January 20, 2015 concerning the shareholder proposal submitted to Comcast by the Province of St. Joseph of the Capuchin Order, Trinity Health, the Sisters of St. Francis of Philadelphia and As You Sow, on behalf of the Jubitz Family Foundation and the Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza. We also have received a letter on the proponents' behalf dated February 23, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Andrew Behar
As You Sow
abehar@asyousow.org

March 24, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 20, 2015

The proposal requests that the board amend the governance and directors nominating committee charter to provide oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that especially endanger young people's well-being, have the substantial potential to impair the reputation of the company and/or would reasonably be considered by many offensive to the family and community values integral to the company's promotion of its brands.

There appears to be some basis for you view that Comcast may exclude the proposal under rule 14a-8(i)(7), as relating to Comcast's ordinary business operations. In this regard, we note that the proposal relates to the nature, presentation and content of programming and film production. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

February 23, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at Comcast Incorporated requesting amendment to Governance and Directors Nominating Charter

Ladies and Gentlemen:

As You Sow Foundation, on behalf of the Jubitz Family Foundation and co-filers the Province of St. Joseph of the Capuchin Order, Trinity Health, the Sisters of St Francis of Philidelpia, and Haidan Grandchildren's Trust FBO Sarah A. Haidan Martins De Souza ("The Proponents), beneficial owners of common stock of Comcast Corporation (the "Company"), filed a shareholder proposal for inclusion in the Company's 2015 shareholder meeting proxy statement requesting that the Board of Directors amend the Governance and Directors Nominating Committee Charter to provide oversight of the criteria on which products continue to be distributed that endanger young people's wellbeing, impair the reputation of the Company and may be offensive to the Company's promotion of its brands. ("Proposal").

As You Sow provides this response to the letter dated January 20, 2015 ("Letter") sent to the Securities and Exchange Commission Staff ("Staff") by William H.Aaronson of Davis Polk & Wardwell LLP on behalf of the Company. A copy of this letter is being e-mailed concurrently to the Company and William H.Aaronson.

SUMMARY

Based upon the facts of this Proposal and the relevant rules, the Company has not discharged its burden to establish that the Proposal is excludable under Rule 14a-8(i)(7). The Proposal relates to the significant policy issue of the Board's role in the oversight of the Company's management of risk, an important corporate governance issue to shareholders. Staff Bulletins, Staff decisions, and District Court opinions all recognize that this issue is a significant policy issue that transcends ordinary business operations. Moreover, the Proposal does not micromanage the Company and requests an overall policy, leaving day to day implementation to the Board of Directors. Accordingly the Proposal must be included in the proxy materials.

THE PROPOSAL

The Proposal focuses on a significant policy issue: The Board's role in the oversight of a Company's management of risk. The Resolution clause of the Proposal sets out the following:

"Resolved: Stockholders request that the Board amend the Governance and Directors Nominating Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

> Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:
> 1) especially endanger young people's well-being;
> 2) have the substantial potential to impair the reputation of the Company; and/or
> 3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands.

The whereas clauses note that reports have been released by the U.S. Surgeon General, thirty eight state Attorney Generals, the Center for Disease Control and Prevention and a number of national health organizations that have linked the Company to growing public concern about increased tobacco use in youth caused by viewing smoking in movies. National news sources have extensively reported on these issues and there is growing reputational risk from this public concern that is a proper matter for Board oversight. Consequently, the whereas clauses note that "As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value."

ANALYSIS

I. The Proposal relates to the significant policy issue of the Board's role in the Company's management of risk and transcends ordinary day to day business operations

A. The Board's role in the oversight of a company's management of risk is a significant policy issue

The SEC has recognized that in "cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." (Staff Legal Bulletin No. 14E, October 27, 2009). This Bulletin confirmed that corporate governance was a significant policy issue, stating that:

> "there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business

> matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote."

Staff and legal decisions have confirmed that the Board's role in the oversight of a Company's management of risk is a significant policy issue. *PepsiCo, Inc.*, February 16, 2012 (proposal requesting the establishment of a risk oversight committee of the Board of Directors not excludable because it focused "on the significant policy issue of the board's role in the oversight of the company's management of risk"); *Trinity Wall Street v Wal-Mart Stores Inc.* (2014) U.S. Dist. Lexis 165431 at 19 (footnote), ("Wal-mart decision") (quoting Staff Legal Bulletin no. 14E). As held by the Delaware District Court in the Wal-mart Decision, (1) the sale of high capacity firearms was a significant public policy issue, and (2) the risk created by the retailer's sale of such products is an important governance issue because of the impact on Wal-mart's reputation if "such a product sold at Wal-mart is misused and people are killed as a result" ("Wal-mart decision" at 19).

B. Trinity Wall Street v Wal-Mart Stores Inc. is analogous to the current Proposal in finding that Proposals highlighting the nexus between the Company, and subject matters can injure or kill people, are significant policy issues

The Wal-Mart decision provides support for the additional argument that the depiction of smoking in children's movies is a significant policy issue.

As quoted in thewhereas clauses of the Proposal, the U.S. Surgeon General, the nation's pre-eminent medical body, has stated that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people." Thirty-eight Attorneys General 'have publicly stated that "each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."[1] These authoritative bodies have conducted the research and publicized the results broadly because causing millions of additional children to smoke through the favorable depiction of smoking, is indeed a significant public policy issue. The findings, and the movie industry's role in depicting smoking to youth, have caused widespread discussion in the news[2] and generated an ongoing public debate.

Based on this causal relationship between the depiction of smoking in movies and the harm caused to children, the reasoning of the Wal-mart decision is analogous and applicable to the current Proposal. The issue of the depiction of smoking in youth rated movies, and the large number of deaths that are being caused by it, is a significant public policy issue.

C. The Underlying Subject Matter of the Proposal is the Board's Role in The Oversight of the Company's Management of Risk, Not Decisions Regarding the Nature, Presentation and Content of Programming and Film Production

---

[1] National Association of Attorney Generals letter, May 10, 2012: http://www.naag.org/naag/media/naag-news/movie-studios-should-stop-depicting-smoking-in-youth-rated-movies.php

The resolved clause of the Proposal clearly establishes what the subject matter of the Proposal is: corporate governance issues and the Board's role in the oversight of the management of risk. The whereas clauses establish the significant reputational risks to the Company caused by the ongoing negative publicity about the Company causing harm to young people through their depiction of smoking in movies rated appropriate for children. The Proponents are unaware of any Board oversight to manage these growing reputational risks and are concerned that the Company's response to these issues has been inadequate, causing ongoing damage to the Company and loss of shareholder value. This presents a significant corporate governance issue. The Proposal accordingly seeks an amendment of the Governance and Director's Nominating Charter (or another appropriate Board Committee Charter) to ensure that there is satisfactory oversight by the Board of Directors and shareholders regarding these risks and that adequate steps are being taken to counter these reputational risks and maintain shareholder value.

The Company argues that, notwithstanding that the Proposal seeks an amendment to governance procedures, the "underlying subject matter" of the Proposal is the nature, presentation, and content of television programming and film production. Proponents acknowledge that shareholders cannot dictate the nature, presentation, and content of television programming and film production. They do not attempt to do so. As in the Wal-mart Decision, the core request of the Proposal is that the Board oversee the development of a policy relating to risk, including risk raised by this significant policy issue. What the policy is, and how the Board chooses to implement the policy, is entirely left to its own discretion. The Company's argument, taken to its fullest extent, is that shareholders could never raise a concern related to the business of the Company, because its business is developing the content of television programs and movies. This type of argument was made and rejected in *Wal-mart*, where the Court found that the issue of the sale of high volume ammunition was indeed a significant public policy issue which shareholders could raise to the Board, even though it involved the fundamental business of the company – the sale of products.

Since the Proposal does not seek to regulate the programming decisions made by the Company, but asks the Board to develop a policy relating to a significant policy issue, the Company's reliance on *ViaCom Inc.* (December 5, 2014), *The Walt Disney Company* (December 4, 2014) *Time Warner Inc.* (January 21, 2005), *The Walt Disney Company* (December 7, 2004), *Time Warner Inc.* (February 6, 2004) and *The Walt Disney Company* (November 10, 1997) is inapposite. In all of these cases, the Proposals did call for a review of the portrayal of tobacco in movies, or a review of the impact on youth of exposure to smoking in movies. Similarly, cases relied on by the Company regarding the content of programming but relating to other issues (*The Walt Disney Company,* November 9, 2004), *Time Warner Inc.* (February 24, 1997), *Time Warner* (February 2, 1993) and *General Electric Co.* (February 2, 1993) do not assist Staff in assessing this Proposal. These decisions related to Proposals where there was a direct request that the companies review their programming to take into account the subject matter of the Proposal. In the current Proposal, there is no such request.

This Proposal focuses on a governance issue and requests the adoption of a policy by the Board of Directors to manage an important, and growing, risk to shareholders.

D. The Proposal does not micromanage the company

If a Proposal relates to a significant policy issue, then it is only excludable if it micromanages the company. *PepsiCo, Inc.* (February 16, 2012). A Proposal is only excludable for 'micromanaging' if it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (Exchange Act Release No. 34-12999 (Nov. 22, 1976), cited in 1998 Release). Prior Staff decisions have found that shareholder requests for the adoption of a policy, or an amendment to a governance charter, are not excludable for micromanaging. *American International Group,* March 17, 2005 (proposal requesting amendment of by-laws to include the appointment of independent directors not excludable); *Marriott International Inc.* (March 19, 2002) (proposal requesting that Board of directors adopt a policy that the Corporate Governance Committee be comprised of independent directors not excludable for micromanaging).

The Company further argues that the Proposal micromanages because it "requires decisions be made in response to "myriad, ever changing business considerations" and would affect "content decisions" by the Company. This Proposal does not request that shareholders examine the day to day decision making of the Company. Rather, it is left to the Board of Directors, with broad discretion, to formulate a policy that implements governance procedures to improve the Company's management of risk. For these reasons, and consistent with prior staff decisions, the Proposal is not excludable on the basis of micromanaging.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rules 14a-8(i) (7). It relates to the significant policy issue of the Board of Director's oversight of the Company's management of risk and does not seek to micromanage the Company.

Please call Andy Behar at (510) 735 8151 with respect to any questions in connection with this matter, or if the Staff wishes further information.

Sincerely,



Andrew Behar
Chief Executive Officer
As You Sow

New York
Menlo Park
Washington DC
São Paulo
London
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Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 20, 2015

Re: ***Shareholder Proposal Submitted by the Province of St. Joseph of the Capuchin Order, Trinity Health, the Sisters of St. Francis of Philadelphia, the Jubitz Family Foundation and Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (collectively, the "**2015 Proxy Materials**") a joint shareholder proposal and related supporting statement (the "**Proposal**") received from each of the Province of St. Joseph of the Capuchin Order, Trinity Health, the Sisters of St. Francis of Philadelphia, the Jubitz Family Foundation and Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza (the "**Proponents**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2015 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponents to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents informing them of the Company's intention to exclude the Proposal from the 2015 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 10, 2015. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

The Proposal, which as submitted by the Proponents is attached hereto as Exhibit A, requests that:

> the Board amend the Governance and Directors Nominating Charter (or add an equivalent provision to another Board Committee Charter) to include:
>
> Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that: (1) especially endanger young people's well-being; (2) have the substantial potential to impair the reputation of the Company; and/or (3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands.

In addition, other language in the Proposal makes clear that the requested public reporting concerning the implementation of policies and distribution of Comcast's products is directed primarily at the depiction of smoking in Comcast's content:

> The 2012 US Surgeon General's report . . . concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."
>
> . . .
>
> Comcast's Universal Studios is mentioned in the Surgeon General's 2012 report and in media covering the release of the report.
>
> . . .
>
> The above publications and statements have attracted significant publicity and linked Comcast to concerns regarding young people's health.

Comcast respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the 2015 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7), because the Proposal concerns a matter relating to the Company's ordinary business operations.

Grounds for Omission

I. The Proposal may be omitted from the 2015 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to Comcast's ordinary business operations

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if such proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release, citing in part Exchange Act Release No. 12999 (Nov. 22, 1976). The Proposal implicates both of these considerations and does not qualify for the significant-policy-issue exception.

A. The Proposal deals with a matter fundamental to management's and the board's ability to run the Company: decisions regarding the nature, presentation, content and distribution of television programming and film production

Comcast, through its subsidiary NBCUniversal, is a leading producer and distributor of creative programming for film and television. The nature, presentation and content of such programming are the result of the efforts of many individuals—from writers, directors and actors to producers and Company executives—who collaborate to create or acquire and distribute content that caters to a broad and diverse customer base. The extent to which tobacco products and other matters that may relate to the well-being of youths or otherwise negatively affect the Company's reputation may or may not be depicted in any given film or television production of the Company is just one of innumerable decisions that must be made in order to create compelling and marketable television and film programming. Likewise, the extent to which tobacco and other allegedly harmful products are or are not depicted in any third-party film or television production is just one of innumerable factors that the Company takes into account in its decisions as to whether or not to acquire such productions for distribution.

Decisions regarding the nature, presentation, content and distribution of programming and film production fall cleanly within the ambit of Comcast's ordinary business operations as that concept is understood in the context of Rule 14a-8(i)(7), and such decisions are not the type of decisions that are appropriate for shareholder consideration or oversight, as explained in the 1998 Release. That is why the Staff has consistently recognized that shareholder proposals seeking to regulate the portrayal of tobacco products in the content of film and television production relate to companies' "ordinary business operations" within the meaning of Rule 14a-8(i)(7). See, e.g., Viacom, Inc. (December 5, 2014) (concurring in the ordinary-business exclusion of a proposal requiring the board to report on the public health impacts of smoking in the company's movies), The Walt Disney Company (December 4, 2014) (same), Time Warner Inc. (Jan. 21, 2005) (concurring in the ordinary-business exclusion of a proposal requiring the board to report to shareholders on "the impact on adolescent health arising from their exposure to smoking in movies . . . and any plans to minimize such impacts in the future"), General Electric Co. (Jan. 10, 2005) (same), The Walt Disney Company (Dec. 7, 2004) (same); Time Warner Inc. (Feb. 6, 2004) (concurring in the ordinary-business exclusion of a proposal requiring "the formation of a committee to review data linking tobacco use by teens with tobacco use in youth-rated movies"); The Walt Disney Company (Nov. 10, 1997) (concurring in the ordinary-business exclusion of a proposal for a "thorough and independent review" of the "ways tobacco is portrayed in the company's films and programs produced for television").

This approach is also consistent with that taken by the Staff in the context of shareholder proposals seeking to regulate the content of creative media programming outside of the smoking context. For example, in The Walt Disney Company (Nov. 9, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board end "liberal bias in its news telecasts" and "political-content films" because such content-based decisions related to the company's ordinary business operations. Likewise, in Time Warner Inc. (Feb. 24, 1997) the Staff concurred that the company could exclude a proposal requesting that the company research how some of its fictional characters have encouraged the bullying of children with speech disorders and whether cartoon characters with speech disorders should be retired. The same approach was taken in Time Warner Inc. (Feb. 2, 1993) (relating to a proposal calling for a "Corporate Lyric Review Committee" to screen troublesome content from its recordings) and General Electric Co. (Feb. 2, 1993) (relating to a proposal requesting that the Board review the company's TV broadcast standards regarding the role models it was creating for viewers).

The fact that the Proposal requests that the Company "provid[e] oversight and public reporting" regarding smoking and other matters that may endanger young people's well-being or otherwise harm the reputation of the Company—rather than requesting that the Company affirmatively change its content-distribution policy—does not change the conclusion that the Proposal relates to ordinary business matters. The Staff has long determined that, so as to not elevate the form of a proposal over its substance, in cases where a proposal seeks reporting on or committee review of an issue facing a company or a risk relating to an issue facing a company, it is the underlying subject matter of the reporting or risk assessment that is to be considered in determining whether the reporting or risk assessment involves a matter of ordinary business. Exchange Act Release No. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)."); Staff Legal Bulletin 14E (CF), Shareholder Proposals (October 27, 2009) ("**SLB 14E**") (stating "similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company" (footnotes omitted)). Consequently, the Staff has previously concurred in the exclusion of a wide range of proposals under Rule 14a-8(i)(7) addressing—at their core—the same issue raised by the Proposal. See, e.g., Viacom, Inc. (Dec. 5, 2014) (concurring in the ordinary-business exclusion of a proposal requiring the board to report on the public health impacts of smoking in the company's movies), The Walt Disney Company (Dec. 4, 2014) (same), The Walt Disney Company (Nov. 30, 2007) (concurring in the ordinary-business exclusion of a proposal requesting that the company report on steps it had taken to avoid negative stereotypes in its products), Time Warner, Inc. (Jan. 21, 2005) (concurring in the ordinary-business exclusion of a proposal requiring the board to report to shareholders on "the impact on adolescent health arising from their exposure to smoking in movies . . . and any plans to minimize such impacts in the future"), General Electric Co. (Jan. 10, 2005) (same), The Walt Disney Company (Dec. 7, 2004) (same), The Walt Disney Company (Nov. 10, 1997) (concurring in the exclusion of a proposal requiring a report on the portrayal of tobacco in the company's films and any potential influence on youth smoking pursuant to Rule 14a-8(c)(7), the predecessor to Rule 14-a8(i)(7)). For these reasons, the Company believes that the proposal is properly excludable under Rule 14a-8(i)(7).

B. *The Proposal seeks to "micro-manage" the Company by demanding that the Company provide transparent criteria on which Company products are distributed*

The Proposal's request that the Company provide reporting "concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products [are] distributed" also would micro-manage the Company. As detailed in Part I.A above, the creation, acquisition and distribution of film and television content is a complex endeavor that requires decisions be made in response to myriad, ever-changing business considerations. These decisions cannot effectively be made on the basis of fixed, transparent criteria, nor would the Company meaningfully be able to develop such criteria. The business considerations that affect content decisions can change on a daily basis and are subject to real-time management judgments. In other words, the subject matter of the Proposal is a matter "of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release. Shareholders are not in a position to make meaningful judgments on the Company's processes for content production and distribution (processes that are determined through fluid, day-to-day decision making based on real-time business issues), particularly when those judgments are based on periodic reporting by the Company that is intended to be primarily focused only on the depiction of smoking in the Company's content. For these reasons, the Proposal seeks to improperly micro-manage the Company under Rule 14a-8(i)(7).

C. *The Proposal does not raise significant social policy issues that transcend the Company's day-to-day business*

Comcast is aware that proposals otherwise related to ordinary business operations may not be excludable if those proposals raise issues of significant social policy that "transcend . . . day-to-day business matters and raise policy issues so significant that [the proposal] would be appropriate for a shareholder vote." The 1998 Release. However, previous Staff decisions have declined to extend the significant-social-policy exception to smoking-related proposals made to companies that themselves do not manufacture tobacco products. Compare Walgreen Co. (Sept. 29, 1997) (concurring in the retailer's exclusion of a proposal to stop the sale of tobacco products) and Gannett Co., Inc. (Mar. 18, 1993) (concurring in the ordinary-business exclusion of a proposal requesting that the publishing company prepare a report regarding how cigarette advertisements on the company's billboards or newspapers were perceived by customers), with R.J. Reynolds Tobacco Holdings, Inc. (Mar. 7, 2002) (declining to concur in the exclusion of a proposal requesting that the tobacco company include information regarding "full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand" and other similar health-risk information) and Philip Morris Cos. Inc. (Feb. 22, 1990) (declining to concur in the exclusion of a proposal that requested the tobacco company cease conducting "business in tobacco or tobacco products"). Like Gannet Co. and Walgreen Co., Comcast is not in the business of manufacturing tobacco products. Thus, the Proposal does not raise significant social policy issues and is properly excludable under Rule 14a-8(i)(7).

II. The *Trinity Wall Street v. Wal-Mart Stores, Inc.* decision is distinguishable and does not alter the above analysis

In a memorandum opinion, the Delaware District Court recently ruled that Wal-Mart Stores, Inc. had improperly excluded from its 2014 proxy statement a shareholder proposal similar to the Proposal but relating to high-capacity magazine gun sales. Trinity Wall Street v. Wal-Mart Stores, Inc., 2014 U.S. Dist. Lexis 165431 (Nov. 26, 2014) (the "**Wal-Mart Decision**").

Comcast believes that the Wal-Mart Decision should not alter the above analysis for the following reasons.

As described in Part I above, unlike in the Wal-Mart case (where the court found that none of the no-action letters cited by Wal-Mart "involved proposals comparable to Trinity's" (Wal-Mart Decision at 20)), the Company believes that the Proposal fits cleanly within a long line of proposals with which the Staff has concurred in exclusion on ordinary business grounds. See, e.g., Viacom, Inc. (Dec. 5, 2014) (concurring in the ordinary-business exclusion of a proposal requiring the board to report on the public health impacts of smoking in the company's movies), The Walt Disney Company (Dec. 4, 2014) (same), The Walt Disney Company (Nov. 30, 2007) (concurring in the ordinary-business exclusion of a proposal requesting that the company report on steps it had taken to avoid negative stereotypes in its products), Time Warner, Inc. (Jan. 21, 2005) (concurring in the ordinary-business exclusion of a proposal requiring the board to report to shareholders on "the impact on adolescent health arising from their exposure to smoking in movies ... and any plans to minimize such impacts in the future"), General Electric Co. (Jan. 10, 2005) (same), The Walt Disney Company (Dec. 7, 2004) (same), The Walt Disney Company (Nov. 10, 1997) (concurring in the exclusion of a proposal requiring a report on the portrayal of tobacco in the company's films and any potential influence on youth smoking pursuant to Rule 14a-8(c)(7), the predecessor to Rule 14-a8(i)(7)).

Additionally, unlike the proposal in the Wal-Mart case, which sought oversight, reporting, policies and standards "intended to" address and "that would be applicable to determining whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition", the Proposal deals with the sale and distribution of a "product" that is entirely unlike guns with high-capacity magazines. As described in Part I, the extent to which tobacco or other harmful products are or are not depicted in film and video content is just one important issue among innumerable other considerations in a highly complex and fluid production process. Unlike oversight, reporting, policies and standards relating to decisions as to whether a company should continue to sell a particular, discrete and tangible product (among thousands of others), the underlying subject matter of the Proposal is inseparable from the highly complex creative process itself, and the related policies and decisions—and even the Company's approach to determining how such decisions are best made—typify decisions "of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release. In that way, the Company believes that the connection between the underlying subject matter of the Proposal and the Company's core management functions is substantially broader and more direct than that at issue in the Wal-Mart case.

The court in the Wal-Mart Decision also states that the proposal at issue in that case focused on "significant social policy issues", namely "the social and community effects of sales of high capacity firearms at the world's largest retailer and the impact this could have on Wal-Mart's reputation, *particularly if such a product sold at Wal-Mart is misused and people are injured or killed as a result*" (emphasis added), highlighting the "sufficient nexus to the company"[1] that led the court to conclude the proposal at issue "implicates significant social policy issues" (Wal-Mart Decision at 29). In the Company's opinion, a sufficient nexus does not exist between the Proposal and Comcast.

[1] SLB 14E.

Unlike the sale of high-capacity firearms, which—according to the Wal-Mart proponent—"have enabled many mass killings, including those at Newtown, Oak Creek, Aurora, Tucson, Fort Hood, Virginia Tech and Columbine", and which could cause a retailer to suffer immediate and immense reputational harm as a result of a clear and direct and connection between the company's product and a "mass killing", from a reputational-harm perspective, the Company believes that its situation is materially different. Unlike the sale of a tangible and traceable product linked to a discrete and quantifiable incident of harm, as a producer and distributor of video content that may include limited *depictions* of harmful products—alongside countless other sources of video and other media content that may carry similar or even more prominent depictions of the same or related products in a society that rightly places an immense amount of importance on free and diverse expression—the Company believes that its film and video production and distribution activities do not implicate a similarly immediate and direct risk of reputational damage to the Company when viewed through the lens employed by the court in the Wal-Mart Decision. Consequently, the Company does not believe that the "nexus" between the Proposal and the Company is of the kind that would alter the long-standing line of no-action guidance, described in Part I.C, that the Company believes establishes that the Proposal does not fall within the significant-social-policy exception for companies such as Comcast.

The Company believes the conclusions above are reinforced by the fact that, since the Wal-Mart Decision was released, the Staff has concurred in the exclusion of multiple proposals addressing strikingly similar underlying subject matter. For example, in The Walt Disney Company (Dec. 4, 2014), the Staff concurred in the exclusion of a proposal that requested a "report on the public health impacts of smoking in all of Disney's movies" on the basis that the proposal related to the nature, presentation and content of programming and film production, and thus related to Disney's ordinary business operations. Reinforcing the conclusion that the Staff does not view the Wal-Mart Decision as controlling, in Viacom, Inc. (Dec. 5, 2014) the Staff concurred in the exclusion of a proposal identical to the Disney proposal, again stating that the proposal related to Viacom's ordinary business operations.

Conclusion

Comcast believes that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because issues relating to decisions regarding the content, sale, distribution or manner of presentation of tobacco products in the Company's movies, DVDs and TV productions are within the scope of Comcast's ordinary business operations.

* * * * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William Aaronson /ELS

William H. Aaronson

Enclosures

cc: Rev. Michael H. Crosby
The Province of St. Joseph of the Capuchin Order

Catherine M. Rowan
Trinity Health

Tom McCarney
The Sisters of St. Francis of Philadelphia

Austin Wilson
Andrew Behar
As You Sow Foundation

M.A. Jubitz, Jr.
Jubitz Family Foundation

Harold J. Depoali
Whittier Trust Company of Nevada, Inc., as Trustee
Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza

Arthur R. Block
Comcast Corporation

EXHIBIT A

CORPORATE RESPONSIBILITY OFFICE

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
MikeCrosby@aol.com

December 11, 2014

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19102

Dear Mr. Block:

Given a recent ruling by a court in Delaware, our Province is concerned when it becomes possible that its various holdings may be at financial and/or reputational risk because of some of its Companies' products. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Comcast Corp new class A common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 11, 2014.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Comcast Corp's shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope that we can come to a mutually beneficial way of resolving the issue addressed in our proposal in a way that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent
Enc.

WHEREAS: Comcast, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Comcast's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Comcast's Universal Studios is mentioned in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Comcast's brands. The above publications and statements have attracted significant publicity and linked Comcast to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Governance and Directors Nominating Committee.

RESOLVED: Stockholders request that the Board amend the Governance and Directors Nominating Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands.



Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787
E-Mail Address: rowan@bestweb.net

December 11, 2014

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, Pa 19103

Dear Mr. Block,

For many years, tobacco and smoking images in youth-friendly movies (G/PG/PG13) have been known to have a significant impact on youth initiation of tobacco use. Trinity Health, with other shareholders, has engaged in dialogues with Comcast/Universal representatives to seek to mitigate and ultimately end such portrayals. All major Hollywood film companies including Comcast/Universal have created policies aimed at eliminating tobacco portrayals and established protocols to oversee this effort.

While we commend these efforts, films with smoking imagery continue to be produced and distributed by the Company. The Surgeon General and Centers for Disease Controls have publicly stated the public health threat to continued tobacco imagery in youth friendly movies. With 1,000,000 lives at stake, the situation demands greater response, and the need for the Company to assess the risks.

Trinity Health is the beneficial owner of over $2,000 worth of Comcast Corporation. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The primary contact for this shareholder proposal is Rev. Michael H. Crosby of the Province of St. Joseph of the Capuchin Order mikecrosby@aol.com We look forward to constructive dialogue with our Company in a way that will find us withdrawing this resolution.

Sincerely,

Catherine Rowan

Catherine Rowan

enc

WHEREAS: Comcast, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Comcast's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Comcast's Universal Studios is mentioned in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Comcast's brands. The above publications and statements have attracted significant publicity and linked Comcast to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Governance and Directors Nominating Committee.

RESOLVED: Stockholders request that the Board amend the Governance and Directors Nominating Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands.

 Northern Trust

December 11, 2014

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of December 11, 2014 Northern Trust as custodian held for the beneficial interest of Trinity Health Corporation 40,471 shares of Comcast.

As of December 11, 2014 Trinity Health Corporation has held at least $2,000 worth of Comcast continuously for over one year. Trinity Health Corporation has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2015.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely

Andrew Lussen
Account Manager – Trust Officer

FAX TRANSMITTAL COVER SHEET

Please Deliver To: Arthur R. Block, Secretary

Company: Comcast Corporation

Fax Number: 215-286-7400

Total # of Pages (including cover): 4 Date: 12-12-14

From: Tom McCaney



The Sisters of St. Francis of Philadelphia

Office of
CORPORATE SOCIAL RESPONSIBILITY
609 South Convent Road
Aston, PA 19014

Fax: 610-558-5855

Phone: 610-558-7764

Comments: A hard copy is being mailed to you.

The Peace of the Lord be with You!

Visit our website: www.osfphila.org



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 11, 2014

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Via fax: 215-286-7400

Dear Mr. Block:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Comcast for several years. According to the 2014 Surgeon General's Report, more than 3,200 children 18 or younger smoke their first cigarette every day. If smoking continues at current rates, 5.6 million – or 1 out of every 13 – of today's children will ultimately die prematurely from smoking-related illness. In 2012, the Surgeon General concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

As a faith-based investor, I am hereby authorized to notify you of our intention to submit the attached shareholder proposal with Province of St. Joseph of the Capuchin Order. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. Please note that the contact person for this resolution will be: Father Michael H. Crosby, OFMCap. His number is 414-406-1265, and his email address is: MikeCrosby@aol.com

As verification that we are beneficial owners of common stock in Comcast, I enclose a letter from Northern Trust Company, our portfolio custodian/holder of record attesting to the fact. These shares have been held continuously for at least twelve months and we will keep these shares in our portfolio beyond the date of the next annual meeting.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures
cc: Michael H. Crosby, OFMCap

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

WHEREAS: Comcast, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Comcast's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Comcast's Universal Studios is mentioned in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Comcast's brands. The above publications and statements have attracted significant publicity and linked Comcast to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Governance and Directors Nominating Committee.

RESOLVED: Stockholders request that the Board amend the Governance and Directors Nominating Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands.


Northern Trust

50 S LaSalle Street
Chicago IL 60603

December 11, 2014

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 150 shares of Comcast Corporation. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

NTAC:3NS-20

FAX COVER SHEET

To: Arthur R. Block | From: As You Sow

Company: Comcast Corporation | Date: 12/11/14 12:50:27 PM

Fax Number: 215-286-7790 | Pages (including cover): 5

Re: Shareholder Proposal

Notes:


AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 11, 2014

Arthur R. Block
Senior Vice President, General Counsel and Secretary
Comcast Corporation
One Comcast Center
1701 John F Kennedy Blvd
Philadelphia, Pennsylvania 19103

Dear Mr. Block,

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent The Jubitz Family Foundation, a shareholder of Comcast stock.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from The Jubitz Family Foundation authorizing us to act on their behalf is enclosed. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of our concerns.

Also enclosed is a cofiling letter from Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza. As You Sow is delivering this cofiling letter as a convenience to the cofiler.

Sincerely,

Austin Wilson
Environmental Health Program Manager
As You Sow

Enclosures

- Shareholder Proposal
- The Jubitz Family Foundation Authorization

The Jubitz Family Foundation Letterhead

December 4, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of December 4, 2014, I authorize As You Sow to file or cofile a shareholder resolution on behalf of The Jubitz Family Foundation with Comcast Corporation, and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Jubitz Family Foundation has continuously owned over $2,000 worth of Comcast Corporation stock, with voting rights, for over a year. The Jubitz Family Foundation intends to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on behalf of The Jubitz Family Foundation with any and all aspects of the shareholder resolution. I understand that the company may send The Jubitz Family Foundation information about this resolution, and that the media may mention The Jubitz Family Foundation related to the resolution; I will alert As You Sow in either case. I confirm that The Jubitz Family Foundation may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Name M.A. Jubitz, Jr., President
Title
The Jubitz Family Foundation


WhittierTrust
INVESTMENT & WEALTH MANAGEMENT

December 11, 2014

Arthur R. Block
Senior Vice President, General Counsel and Secretary
Comcast Corporation
One Comcast Center
1701 John F Kennedy Blvd
Philadelphia, Pennsylvania 19103

Dear Mr. Block,

Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza is a shareholder of Comcast Corporation and has held over $2,000 of Comcast Corporation Class A stock continuously for over one year. As Trustee of Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza, we intend to continue to hold this stock until after the upcoming Annual Meeting.

We hereby notify Comcast Corporation of our intention to co-file the enclosed shareholder resolution and are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with Province of St. Joseph of the Capuchin Order, which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Harold J. Depoali, Sr. VP – Client Advisor Manager
Whittier Trust Company of Nevada, Inc., as Trustee of the
Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza

Enclosures

- Shareholder Proposal

100 West Liberty Street, Suite 890, Reno, NV 89501 775.686.5400 whittiertrust.com

WHEREAS: Comcast, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Comcast's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Comcast's Universal Studios is mentioned in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Comcast's brands. The above publications and statements have attracted significant publicity and linked Comcast to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Governance and Directors Nominating Committee.

RESOLVED: Stockholders request that the Board amend the Governance and Directors Nominating Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands.